ING CORPORATE ADVANTAGE VUL

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account LI

Supplement dated December 20, 2005, to the Prospectus dated April 29, 2005

This supplement amends certain information contained in the prospectus dated April 29, 2005, as supplemented. Please read it carefully and keep it with your prospectus for future reference.

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The 3rd through the 9th paragraphs of the "Distribution of the Policies" section on pages 55 and 56 of the prospectus are hereby deleted and replaced with the following:

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with us and ING America Equities, Inc., the principal underwriter/distributor of the policies. Under these selling agreements, we pay the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions (which may include a portion for wholesaling commissions) and supplemental commissions.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average net policy value. The percentages we pay may vary depending on the particular payment option selected. The option with the largest percentage of target premium pays up to 35% of target premium received during the first policy year, 2% of premium received in excess of target premium, and 0.20% of the average net policy value beginning in the eleventh policy year. These percentages reflect the amounts we will pay in the first policy year and the percentages may decrease thereafter.

A portion of the base commission may be used to pay wholesaling commissions, which are based on a percentage of the cumulative target premium we receive for the policy and certain other designated insurance products issued by the company and/or its affiliates during a calendar year.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Term Insurance Rider coverage for you.

In addition to these commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Marketing/distribution allowances based on the percentages of premium received and the aggregate commissions paid on certain types of designated insurance products issued by the company and/or its affiliates during the year;

- Loans. These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives);

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;

- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests based solely on sales of this product;

- Certain overrides and other benefits which may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay commissions, other amounts and the costs of all other incentives or training programs from our resources which include the policy's fees and charges.